UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

DNOW INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36325	46-4191184
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

7402 North Eldridge Parkway

Houston, TX 77041

(Address of principal executive offices, including zip code)

Raymond Chang

(281) 823-4700

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of DNOW Inc. is filed as Exhibit 1.01 hereto and is publicly available on our website at https://ir.dnow.com/ under “Financials” in the “SEC Filings” section. The information on this website is not incorporated by reference into this Form SD and does not constitute a part of this Form SD.

Item 1.02	Exhibit

A copy of the Conflict Minerals Report of DNOW Inc. is filed as Exhibit 1.01 hereto.

Section 3 - Exhibits

Item 3.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 1, 2026

DNOW INC.

By:	/s/ Raymond Chang
Raymond Chang
Vice President and
General Counsel

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